SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-6402-1

THE SCI 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan)
SERVICE CORPORATION INTERNATIONAL
(Name of issuer of the securities held pursuant to the plan)
1929 Allen Parkway
Houston, Texas 77019
(Address of the plan and address of issuer’s principal executive offices)

THE SCI 401(k) RETIREMENT SAVINGS PLAN
INDEX

Financial Statements

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2006 and December 31, 2005	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	5

Notes to Financial Statements	6 - 9

Supplemental Schedule

Schedule of Assets (Held at End of Year)	10

Other Information

Signature	11

Consent of Independent Registered Public Accounting Firm	12
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Administrative Committee
The SCI 401(k) Retirement Savings Plan
Houston, Texas
We have audited the accompanying Statements of Net Assets Available for Benefits of The SCI 401(k) Retirement Savings Plan as of December 31, 2006 and 2005 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The SCI 401(k) Retirement Savings Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with generally accepted accounting principles in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ HARPER & PEARSON COMPANY, P.C.
Houston, Texas
June 29, 2007

THE SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2006	2005
Assets:
Investments:
Pooled separate accounts	$154,050,854	$121,580,627
SCI common stock	62,465,745	58,938,086
Interest bearing cash	1,629,047	2,269,416
Self-directed account	325,094	153,359
Participant loans	9,574,924	8,295,972

Total investments	228,045,664	191,237,460

Receivables:
Employer contribution receivable	499,198	513,844
Employee contribution receivable	655,724	667,434

Total receivables	1,154,922	1,181,278

Total assets	229,200,586	192,418,738

Liabilities:
Excess contributions payable	1,067,106	1,686,921

Net assets available for benefits	$228,133,480	$190,731,817

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2006
Additions to net assets attributed to:
Contributions:
Employer cash	$16,855,710
Participants	22,434,172
Rollovers from other qualified plans	933,298

Total contributions	40,223,180

Investment income:
Dividend and interest income	1,351,801
Net appreciation in the fair value of pooled separate Accounts	13,096,574
Net appreciation in the fair value of SCI common stock	12,624,405
Realized loss on sale of SCI common stock	(227,279)

Total investment income	26,845,501

Total additions	67,068,681

Deductions from net assets attributed to:
Distributions to participants	29,375,132
Administrative expenses	291,886

Total deductions	29,667,018

Net increase	37,401,663

Net assets available for benefits:
Beginning of period, as previously reported	192,418,738

Prior period adjustment for 2005 corrective distributions	(1,686,921)

Beginning of period, as adjusted	190,731,817

End of period	$228,133,480

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Plan Description
General
The following description of The SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.
The Plan, established July 1, 2000, is a defined contribution plan for the exclusive benefit of Service Corporation International’s (SCI or the Company) United States non-union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s assets are held by Massachusetts Mutual Life Insurance Company and participant accounts are maintained by MassMutual Retirement Services. Investors Bank & Trust Company serves as the trustee for the SCI Common Stock Fund. Service Corporation International serves as Plan Administrator.
Contributions
Eligible employees can participate in the Plan after completing three months of service and attaining age 21. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible under the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility requirements, to contribute 3% of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation. Each individual’s participant contributions were limited to $15,000 in 2006. An additional catch-up contribution of $5,000 was allowed for employees aged 50 and over.
The Company contributes a matching amount up to 6% of the participant’s pretax annual compensation. The percentage of the match is based on years of vesting service with the Company and ranges from 75% to 135% of the employee’s eligible contribution. Additional amounts may be contributed at the Company’s discretion. There were no discretionary Company contributions for the year ended December 31, 2006.
Effective January 1, 2005, the Company began to contribute cash to fund the Company’s matching contribution to the Plan and discontinued funding through the issuance of Company common stock or treasury stock.
Participant Accounts
Participant account balances are valued based upon the number of units of each investment fund owned by the participants. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and plan earnings or losses. Forfeited balances of terminated participants’ non-vested accounts are used to reduce administrative expenses and future Company contributions. Forfeited balances were $1,129,548 for the year ended December 31, 2006.

Vesting
Participants are fully vested in their deferred salary and rollover contributions. Participants are not vested in Company contributions until they complete three years of vesting service with the Company thus becoming 100% vested.
Participant Loans
Participants may borrow from their accounts up to one half of their vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, unless the loan is used to purchase a primary residence. The loans are secured by the balance in the participant’s account and bear interest fixed at 1% above the prime rate at the date of inception. A participant may have no more than two loans outstanding at any one time.
Participant Distributions
The Plan provides for several different types of participant withdrawals. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may make withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant’s account. A participant whose account balance exceeds $5,000 may elect a deferred distribution until age 70 1/2.
Plan Termination
The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.
Prior Period Adjustment
The prior period adjustment reflects the excess contributions payable and a decrease to net assets available for benefits of $1,686,921 at December 31, 2005. The excess contributions payable were refunded to certain participants and the Plan Sponsor in March, 2006.
2. Summary of Accounting Policies
Principles of Reporting
The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States of America and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements. As a result, actual results could differ from those estimates.
Investments
Investments are stated at fair value, which is determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.
In 2005, a self-directed investment account was established for each participant who directed an investment outside of the investment options designated by the Plan Administrator. The self-directed account shall not share in trust fund earnings but will be charged or credited as appropriate with net earnings, gains, losses, and expenses, as well as any appreciation (depreciation) in market value attributable to such account during each plan year. State Street Global Market is asset custodian for the self-directed investment accounts.
Net appreciation (depreciation) in the fair value of the pooled separate accounts consists of net realized and unrealized appreciation (depreciation). Each investment fund’s appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.
Risks and Uncertainties
The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Administrative Expense
Administrative expenses represent record keeping fees paid to MassMutual. Legal and audit fees are paid by SCI.

3. Investments
Investments that comprised 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,	December 31,
	2006	2005
MassMutual Small Cap Value Fund	$ *	$14,909,515
MassMutual Sel Small Company Value Fund	13,402,512	*
MassMutual Sel Large Cap Value Fund	19,370,555	*
MassMutual Large Cap Value Fund	*	16,692,861
MassMutual Small Cap Growth Equity Fund	15,325,550	*
MassMutual Small Company Value Fund	*	9,852,509
MassMutual Sel Overseas Fund	22,129,296	11,824,213
MassMutual Premier Cap Appreciation Fund	10,766,923	9,575,532
MassMutual Stable Income Fund	47,214,840	34,673,188
MassMutual Total Return Fund	*	10,927,892
SCI Common Stock	62,465,745	58,938,086

*	Amount is less than 5% of net assets available for Plan benefits.
4. Excess Contributions
Benefit distributions of $29,375,132 for the plan year ended December 31, 2006 include payments of $1,067,106 made to certain active participants and SCI to return to them excess deferral and matching contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. That amount is also included in the plan’s statements of net assets available for benefits as excess contributions payable at December 31, 2006. The excess contributions were refunded to certain participants and the Plan Sponsor in March, 2007.
5. Income Taxes
A determination letter was received June 30, 2004 from the Internal Revenue Service which declared that the Plan qualifies under Section 401(a) of the Internal Revenue Code as being exempt from income taxes. The Plan has been amended since receiving the determination letter and the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan was qualified and was tax exempt as of the financial statement date.
6. Party-in-Interest
The Plan invests in various funds offered by Massachusetts Mutual Life Insurance Company. These investments are considered party-in-interest transactions because Mass Mutual serves as asset custodian for the Plan. The Plan Administrator has approved of these investment options.
7. Plan Amendments
Effective January 1, 2005, Participants contributing the maximum 50% of compensation as elective deferrals may elect to make catch-up contributions simultaneously with such elective deferrals, provided that the combined catch-up and elective deferrals do not exceed 90% of compensation in any payroll period.
Effective March 28, 2005, mandatory distributions greater than $1,000 will be paid in a direct rollover to an individual retirement plan designated by the Plan Administrator if the Participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the Participant in a direct rollover or to receive the distribution directly in accordance with Section 6.4(a) or Section 6.6(f) of the Plan.
Effective April 1, 2005, the Plan was amended to allow employees the choice to allocate the Company’s matching contributions to a variety of investment options.

THE SCI 401(K) RETIREMENT SAVINGS PLAN
Schedule of Assets (Held at End of Year)
December 31, 2006
EIN: 74-1488375 PIN: 002

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,
	lessor or similar party	Description of investment	Cost	Current Value
*	Massachusetts Mutual Life Insurance Co	MassMutual Sel Small Company Value Fund	**	13,402,512
*	Massachusetts Mutual Life Insurance Co	MassMutual Sel Large Cap Value Fund	**	19,370,555
*	Massachusetts Mutual Life Insurance Co	MassMutual Small Cap Growth Equity Fund	**	15,325,550
*	Massachusetts Mutual Life Insurance Co	MassMutual Sel Overseas Fund	**	22,129,296
*	Massachusetts Mutual Life Insurance Co	MassMutual Premier Cap Appreciation Fund	**	10,766,923
*	Massachusetts Mutual Life Insurance Co	MassMutual Stable Income Fund	**	47,214,840
*	Massachusetts Mutual Life Insurance Co	MassMutual Total Return Fund	**	9,623,804
*	Massachusetts Mutual Life Insurance Co	MassMutual Destination Retirement 2010	**	3,913,891
*	Massachusetts Mutual Life Insurance Co	MassMutual Destination Retirement 2020	**	4,019,526
*	Massachusetts Mutual Life Insurance Co	MassMutual Destination Retirement 2030	**	1,854,831
*	Massachusetts Mutual Life Insurance Co	MassMutual Destination Retirement 2040	**	883,080
*	Massachusetts Mutual Life Insurance Co	MassMutual Destination Retirement Income	**	2,479,628
*	Massachusetts Mutual Life Insurance Co	MassMutural Indexed Equity Fund	**	2,723,731
*	Massachusetts Mutual Life Insurance Co	MassMutual Government Money Market	**	342,687
*	State Street	Self-Directed Account	**	325,094
*	Service Corporation International	SCI Common Stock	**	62,465,745
*	Investors Bank & Trust Company	Interest Bearing Cash	**	1,629,047
*	Participant Loans	Loans with interest rates of 5.00% to 9.25%	-0-	9,574,924

				$228,045,664

*	Party-in-interest as defined by ERISA.

**	Cost omitted for participant directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The SCI 401(k) Retirement Savings Plan

Date: June 29, 2007	By:	SCI Funeral and Cemetery Purchasing Cooperative, Inc.
	By:	/s/ Ellen LeBlanc

Ellen LeBlanc
President of SCI Funeral and Cemetery Purchasing
Cooperative, Inc.

Exhibit Index

Exhibit
23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM